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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13D
                          (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                        (Amendment No. 15)


                  ALLSTATE FINANCIAL CORPORATION
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                         (Name of Issuer)


                  Common Stock, without par value
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                  (Title of Class of Securities)


                           020011 10 2
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                          (CUSIP Number)



                     Gerald F. Heupel, Jr., Esq.
                 Elias, Matz, Tiernan & Herrick L.L.P.
                              12th Floor
                          734 15th Street, N.W.
                         Washington, D.C.  20005
                             (202)347-0300
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(Name, Address, Telephone Number of Person Authorized to Receive Notices and
                             Communications)

                            November 23, 1998
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      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        Page 1 of 8 Pages
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CUSIP No. 020011 10 2              13D                Page 2 of 8 Pages
---------------------------                      ---------------------------
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1.  NAMES OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Value Partners, Ltd.  75-2291866
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                      (b) [X]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*
    WC
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  [ ]
    ITEM 2(d) OR 2(e)
    N/A
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Texas
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     NUMBER OF  7.  SOLE VOTING POWER
      SHARES        1,174,060
   BENEFICIALLY --------------------------------------------------------------
     OWNED BY   8.  SHARED VOTING POWER
       EACH         N/A
     REPORTING  --------------------------------------------------------------
    PERSON WITH 9.  SOLE DISPOSITIVE POWER
                    1,174,060
                --------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER
                    N/A
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,174,060
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     39.5%
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14.  TYPE OF REPORTING PERSON*
     PN
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CUSIP No. 020011 10 2                                 Page 3 of 8 Pages
---------------------------                      ---------------------------
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1. NAMES OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Ewing & Partners  75-2741747
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                       (b) [X]
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3. SEC USE ONLY
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4. SOURCE OF FUNDS*
   N/A
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
   ITEM 2(d) OR 2(e)
   N/A
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6. CITIZENSHIP OR PLACE OF ORGANIZATION
   Texas
--------------------------------------------------------------------------------
   NUMBER OF  7.  SOLE VOTING POWER
    SHARES        N/A
 BENEFICIALLY ------------------------------------------------------------------
    OWNED BY  8.  SHARED VOTING POWER
     EACH         1,174,060
   REPORTING  -----------------------------------------------------------------
  PERSON WITH 9.  SOLE DISPOSITIVE POWER
                  N/A
              ------------------------------------------------------------------
              10. SHARED DISPOSITIVE POWER
                  1,174,060
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,174,060
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    39.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    PN
--------------------------------------------------------------------------------
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CUSIP No. 020011 10 2               13D               Page 4 of 8 Pages
---------------------------                      ---------------------------
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1. NAMES OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Timothy G. Ewing
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                       (b) [X]
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3. SEC USE ONLY
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4. SOURCE OF FUNDS*
   N/A
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
   ITEM 2(d) OR 2(e)
   N/A
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6. CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America
--------------------------------------------------------------------------------
  NUMBER OF   7.  SOLE VOTING POWER
   SHARES         N/A
 BENEFICIALLY-------------------------------------------------------------------
  OWNED BY    8.  SHARED VOTING POWER
    EACH          1,174,060
  REPORTING ------------------------------------------------------------------
 PERSON WITH  9.  SOLE DISPOSITIVE POWER
                  N/A
             -------------------------------------------------------------------
             10.  SHARED DISPOSITIVE POWER
                  1,174,060
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,174,060
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    39.5%
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14. TYPE OF REPORTING PERSON*
    IN
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CUSIP No. 020011 10 2        Amendment No. 15           Page 5 OF 8 Pages

   Value Partners, Ltd. ("Value Partners") hereby amends its Schedule 13D regarding the common stock, without par value (the "Common Stock"), of Allstate Financial Corporation (the "Issuer" or "Allstate") as set forth below.

    The following items are supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

    On November 23, 1998, Value Partners purchased 40,000 shares of Allstate's Common Stock at $3.125 per share, for a total purchase price of $125,025. The source of funds was the working capital of Value Partners.

Item 4.  Purpose of Transaction
-------------------------------

    The shares were purchased for investment purposes.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

    (a) According to the Issuer's Report on Form 10-QSB for the quarter ended September 30, 1998, a total of 2,323,683 shares of Common Stock were issued and outstanding as of September 30, 1998.

    Value Partners beneficially owns 528,368 shares of Common Stock, representing 22.7% of the issued and outstanding Common Stock, excluding shares which the Reporting Persons have a right to acquire. Value Partners has the right to acquire an additional 645,692 shares upon conversion of its 10% Convertible Subordinated Notes due September 30, 2003 ("Notes"). If the Notes held by Value Partners were fully converted, Value Partners would hold 1,174,060 shares, or 39.5% of the 2,969,375 shares of Common Stock that would then be issued and outstanding.

    (b) Value Partners has the sole power to vote and dispose of the Common Stock and the Notes beneficially owned by it. Value Partners does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock or the Notes owned by it. Ewing & Partners, Ewing Asset Management, L.L.C. ("EAM") and Mr. Ewing do not directly own any shares of Common Stock of the Issuer. However, Ewing & Partners, as a general partner of Value Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose of or to direct the disposition of, the Common Stock and the Notes owned by Value Partners. Mr. Ewing, as a general partner and the Managing Partner of Ewing & Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule

                                  5
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CUSIP No. 020011 10 2         Amendment No. 15           Page 6 of 8 Pages

13d-3, to have shared power with Value Partners to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, the Common Stock and the Notes owned by Value Partners. Although EAM holds a 1% general partner interest in Ewing & Partners, EAM does not have any shared voting or dispositive power over the Common Stock and the Notes owned by Value Partners, as Section 8 of the general partnership agreement for Ewing & Partners gives such power solely to Mr. Ewing as the Managing Partner of Ewing & Partners.

    (c) On November 23, 1998, Value Partners purchased 40,000 shares of Common Stock in the open market for $3.125 per share, for a total purchase price of $125,025.

    (d) to (e)  No change.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
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to Securities of the Issuer
---------------------------

The Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Issuer other than as previously disclosed in prior filings of this Schedule 13D.

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CUSIP No. 020011 10 2        Amendment No. 15        Page 7 of 8 Pages

Item 7.  Material to be Filed as Exhibits

    The following are filed as exhibits to this Schedule 13D:

Exhibit 1* Form of Amended and Restated Agreement of Limited Partnership of Value Partners dated as of October 1, 1993

Exhibit 2* Agreement of General Partnership of Ewing & Partners (formerly known as Fisher Ewing Partners) dated as of September 1, 1991

Exhibit 3* Amended and Restated Agreement of General Partnership of Ewing & Partners dated as of January 1, 1998

Exhibit 4*  Joint Filing Agreement


--------------

*   Previously filed.

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CUSIP No. 020011 10 2       Amendment No. 15            Page 8 of 8 Pages


                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         VALUE PARTNERS, LTD.

                         By: Ewing & Partners as General Partner



December 2, 1998         By:/s/ Timothy G. Ewing
                            --------------------
                            Timothy G. Ewing
                            General Partner


                         EWING & PARTNERS


December 2, 1998         By:/s/ Timothy G. Ewing
                            --------------------
                            Timothy G. Ewing
                            General Partner


December 2, 1998         By:/s/ Timothy G. Ewing
                            --------------------
                            Timothy G. Ewing

                                  8
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